UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLUCORA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45678T300

(CUSIP Number)

Cambridge Information Group, Inc.
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814
Attention: Larisa Avner Trainor, General Counsel
(301) 961 - 6700

Copies to:

Brian T. Mangino
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, D.C. 20006
(202) 639 - 7258

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45678T300

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Cambridge Information Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,964,192
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,964,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,542
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.77%*
14	TYPE OF REPORTING PERSON CO, HC

*           Based on 42,195,692 shares of Common Stock outstanding, including (i) 41,195,692 shares of Common Stock outstanding as of October 29, 2013, as reported in the Issuer’s Quarterly Report filed on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2013, plus (ii) 1,000,000 shares issued to CIG I upon exercise of the Warrant as described herein.

CUSIP No. 45678T300

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Cambridge Information Group I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,904,192
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,904,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,542
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.77%*
14	TYPE OF REPORTING PERSON OO

*           Based on 42,195,692 shares of Common Stock outstanding, including (i) 41,195,692 shares of Common Stock outstanding as of October 29, 2013, as reported in the Issuer’s Quarterly Report filed on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2013, plus (ii) 1,000,000 shares issued to CIG I upon exercise of the Warrant as described herein.

CUSIP No. 45678T300

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Andrew M. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 49,350
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,964,192
EACH REPORTING	9	SOLE DISPOSITIVE POWER 49,350
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,964,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,542
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.77%*
14	TYPE OF REPORTING PERSON IN, HC

*           Based on 42,195,692 shares of Common Stock outstanding, including (i) 41,195,692 shares of Common Stock outstanding as of October 29, 2013, as reported in the Issuer’s Quarterly Report filed on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2013, plus (ii) 1,000,000 shares issued to CIG I upon exercise of the Warrant as described herein.

CUSIP No. 45678T300

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert N. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,964,192
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,964,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,542
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.77%*
14	TYPE OF REPORTING PERSON IN, HC

*           Based on 42,195,692 shares of Common Stock outstanding, including (i) 41,195,692 shares of Common Stock outstanding as of October 29, 2013, as reported in the Issuer’s Quarterly Report filed on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2013, plus (ii) 1,000,000 shares issued to CIG I upon exercise of the Warrant as described herein.

ITEM 1.                      SECURITY AND ISSUER

This amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Original Filing”) filed on September 2, 2011 by Cambridge Information Group, Inc., a Maryland corporation (“CIG”), Cambridge Information Group I LLC, a Delaware limited liability company (“CIG I”), Andrew M. Snyder, a natural resident of the state of New York, and Robert N. Snyder, a natural resident of the state of Maryland (each a “Reporting Person,” and together the “Reporting Persons”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Blucora, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004.  This Amendment constitutes an “exit” filing with respect to the Reporting Persons.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) – (c) and (f).

Item 2 (a)-(c) and (f) of the Original Filing is amended by deleting such section in its entirety and replacing it with the following:

This Statement is being jointly filed by CIG, CIG I, Andrew M. Snyder, a natural resident of the state of New York, and Robert N. Snyder, a natural resident of the state of Maryland (each a “Reporting Person,” and together the “Reporting Persons”.)1

CIG is the managing member of CIG I and, in such capacity, CIG makes all investment decisions for CIG I.  CIG is the sole holder of common units of CIG I.   Andrew M. Snyder and Robert N. Snyder each own a significant interest in CIG and serve as directors and officers of CIG.

CIG and CIG I are family owned management and investment firms, primarily focused on education, research and information services companies.  Each of the directors and executive officers of CIG is a citizen of the United States of America. The business address of each of the executive officers of CIG is set forth on Annex I attached hereto. The name and title of each executive officer and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of CIG is set forth on Annex I attached hereto. CIG I does not have any executive officers or managers and is managed entirely by CIG.

The principal business address of each of the Reporting Persons (except for Andrew M. Snyder) is 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814.  The principal business address of Andrew M. Snyder is 111 W 57th Street, New York, New York 10019.

The Reporting Persons have entered into a joint filing agreement, dated as of November 22, 2013, a copy of which is attached to this Statement as Exhibit 99.1.
_____________________

1
Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Filing is amended by inserting the following paragraph after the third paragraph in such item:

On November 20, 2013 CIG I sold 1,006,093 of its shares for a net purchase price of $28.50 in a transaction pursuant to Rule 144 of the Securities Act of 1933.  CIG I received proceeds of $28,673,650, net of commissions.  On November 21, 2013, (i) CIG I exercised Warrants over 940,000 shares of Common Stock of the Issuer by paying the exercise price of $9,042,800 in cash and (ii) CIG Equity Partners, LLC, an entity managed by CIG, exercised Warrants over 60,000 shares of Common Stock of the Issuer by paying the exercise price of $577,200 in cash.

ITEM 4.                      PURPOSE OF TRANSACTION

Item 4 of the Original Filing is amended by inserting the following paragraph after the third paragraph in such item:

CIG I made the disposition of shares of Common Stock of the Issuer described above in the course of managing its overall portfolio of equity holdings.  The Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Filing is amended by deleting such section in its entirety and replacing it with the following:

(a) – (b). With respect to each Reporting Person, the aggregate percentage of Common Stock reported beneficially owned by such person named herein is based upon 42,195,692 shares of Common Stock outstanding, including (i) 41,195,692 shares of Common Stock outstanding as of October 29, 2013, as reported in the Issuer’s Quarterly Report filed on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2013, plus (ii) 1,000,000 shares issued to CIG I upon exercise of the Warrant as described herein.  The aggregate number of shares of Common Stock to which this Statement relates is 1,992,542 shares, constituting approximately 4.7% of the outstanding shares of Common Stock of the Issuer.

With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.

(c). There have been no transactions in the Issuer’s Common Stock by any of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Annex I to this Schedule 13D, during the last 60 days.

(d). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e). Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended by incorporating the new provisions of Item 3 and Item 4 set forth above.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2013

CAMBRIDGE INFORMATION GROUP, INC.

By:	/s/ Andrew M. Snyder
Name: Andrew M. Snyder
Title: President

CAMBRIDGE INFORMATION GROUP I LLC

By:	Cambridge Information Group, Inc., its managing member

By:	/s/ Andrew M. Snyder
Name: Andrew M. Snyder
Title: President

Andrew M. Snyder

/s/ Andrew M. Synder

Robert N. Snyder

/s/ Robert N. Snyder

ANNEX I

EXECUTIVE OFFICERS AND DIRECTORS OF CAMBRIDGE INFORMATION GROUP, INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Cambridge Information Group, Inc. is set forth below.

Name	Business Address	Principal Occupation

Robert N. Snyder	7200 Wisconsin Avenue Suite 601 Bethesda, Maryland 20814-4890	Chairman and Director of Cambridge Information Group, Inc.
Jill Snyder Granader	7200 Wisconsin Avenue Suite 601 Bethesda, Maryland 20814-4890	Director of Cambridge Information Group, Inc.
Andrew M. Snyder	111 W 57th Street New York, New York 10019	Chief Executive Officer, President and Director of Cambridge Information Group, Inc.
Larisa Avner Trainor	7200 Wisconsin Avenue Suite 601 Bethesda, Maryland 20814-4890	Senior Vice President, General Counsel and Assistant Secretary of Cambridge Information Group, Inc.
Michael K. Chung	111 W 57th Street New York, New York 10019	Chief Operating Officer of Cambridge Information Group, Inc.
Matthew Brehm	111 W 57th Street New York, New York 10019	Vice President, Finance of Cambridge Information Group, Inc.
Barbara G. Inkellis	7200 Wisconsin Avenue Suite 601 Bethesda, Maryland 20814-4890	Senior Vice President, Secretary and General Counsel of Cambridge Information Group, Inc.